Exhibit 99.1

FOUNDER GROUP LIMITED

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
TABLE OF CONTENTS

CONTENTS	PAGE(S)
Unaudited Interim Condensed Consolidated Statements of Financial Position as of December 31, 2023 and June 30, 2024	F-2
Unaudited Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six months ended June 30, 2023 and 2024	F-3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2023 and 2024	F-4
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and 2024	F-5
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-6

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

	Note	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
		RM	RM	USD
ASSETS
Non-current assets
Plant and equipment	6	1,661,549	5,256,057	1,113,689
Right-of-use assets	7	213,761	—	—
Trade receivables	9	2,665,887	3,187,881	675,470
Deferred tax asset		74,000	74,000	15,680
Total non-current assets		4,615,197	8,517,938	1,804,839

Current assets
Contract assets	8	50,945,548	32,695,152	6,927,673
Derivative assets		—	3,565	755
Trade receivables	9	13,283,492	14,641,106	3,102,258
Inventories	10	1,863,933	1,797,252	380,814
Other receivables and prepayment	12	4,358,044	6,012,316	1,273,931
Amount due from related parties	11	3,207,158	1,666,403	353,089
Cash and bank balances		5,600,147	10,034,522	2,126,183
Total current assets		79,258,322	66,850,316	14,164,703
Total assets		83,873,519	75,368,254	15,969,542

LIABILITIES AND EQUITY

Current liabilities
Trade payables	9	38,418,873	22,945,387	4,861,826
Contract liabilities	8	—	2,581,199	546,922
Other payables and accrued liabilities	12	1,266,140	5,171,236	1,095,717
Bank and other borrowings	13	23,897,880	26,307,249	5,574,160
Lease liabilities	7	141,816	—	—
Amount due to related parties	11	2,759,913	2,631,889	557,663
Income tax payable	18	1,714,168	633,353	134,199
Total current liabilities		68,198,790	60,270,313	12,770,487

Non-current liabilities
Lease liabilities	7	73,831	—	—
Bank and other borrowings	13	811,236	2,017,877	427,562
Total non-current labilities		885,067	2,017,877	427,562
Total liabilities		69,083,857	62,288,190	13,198,049

Capital and reserves
Share capital		69,284	69,284	15,700
Reserves	14	1,704,989	1,704,989	361,265
Retained earnings		13,009,029	11,297,207	2,393,730
Other comprehensive income/(loss)		6,360	8,584	798
Total equity		14,789,662	13,080,064	2,771,493
Total liabilities and equity		83,873,519	75,368,254	15,969,542

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2024

	Note	Six months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2024
		RM	RM	USD
Revenue from contract services		42,724,877	21,776,845	4,614,228
Revenue from sales of goods		23,492,766	7,595,546	1,609,396
Revenue from contract services – related parties		2,509,003	1,067,194	226,124
Revenue from sales of goods – related parties		—	—	—
Total Revenue	15	68,726,646	30,439,585	6,449,748

Cost of sales from contract services		(37,799,255)	(20,365,868)	(4,315,260)
Cost of sales from sales of goods		(20,965,492)	(6,750,913)	(1,430,429)
Cost of sales for contract services – related parties		(1,912,129)	(1,095,340)	(232,088)
Cost of sales from sales of goods – related parties		—	—	—
Total Cost of sales	16	(60,676,876)	(28,212,121)	(5,977,777)
Gross income		8,049,770	2,227,464	471,971

Selling and administrative		(3,981,104)	(3,454,946)	(732,060)
Selling and administrative to related parties		(49,367)	(56,441)	(11,959)
Income/(loss) from operation before income tax		4,019,299	(1,283,923)	(272,048)

Other income		61,840	118,707	25,153
Other income from related parties		37,521	50,188	10,634
Finance cost		(361,758)	(676,835)	(143,413)
Finance cost – related party		(154,483)	(90,097)	(19,090)
Profit/(loss) before income tax		3,602,419	(1,881,960)	(398,764)
Income tax expense	18	(962,140)	170,138	36,050
Net profit/(loss) for the year		2,640,279	(1,711,822)	(362,714)

Other comprehensive income		19,292	2,224	471

Total comprehensive income/(loss) for the year		2,659,571	(1,709,598)	(362,243)

Profit/(loss) attributable to:
Equity owners of the Company		2,659,571	(1,709,598)	(362,243)
Non-controlling interests		—	—	—
Total		2,659,571	(1,709,598)	(362,243)

Basic and Diluted Net Income per Share		0.17	(0.11)	(0.02)
Weighted Average Number of Common Shares Outstanding – Basic and Diluted		15,700,000	15,700,000	15,700,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Number of outstanding shares	Share capital	Reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity
		RM	RM	RM	RM	RM
Balance at January 1, 2023	15,700,000	69,284	1,707,188	5,861,961	—	7,638,433
Other comprehensive income	—	—	—	—	19,292	19,292
Foreign exchange reserve	—	—	(2,199)		—	(2,199)
Net profit for the period	—	—	—	2,640,279	—	2,640,279
Balance at June 30, 2023 (Unaudited)	15,700,000	69,284	1,704,989	8,502,240	19,292	10,295,805

Balance at January 1, 2024	15,700,000	69,284	1,704,989	13,009,029	6,360	14,789,662
Other comprehensive income	—	—	—	—	2,224	2,224
Net loss for the period	—	—	—	(1,711,822)	—	(1,711,822)
Balance at June 30, 2024 (Unaudited)	15,700,000	69,284	1,704,989	11,297,207	8,584	13,080,064

	Share capital	Reserves	Retained earnings	Other comprehensive loss	Total Shareholders’ equity
	USD	USD	USD	USD	USD
Balance at June 30, 2023	15,700	364,392	1,817,106	3,231	2,200,429
Balance at June 30, 2024	15,700	361,265	2,393,730	798	2,771,493

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND  2024

	Six months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2024
	RM	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit/(loss) for the year	3,602,419	(1,881,960)	(398,764)

Adjustments to reconcile net profit to net cash used in operating activities:
Extinguishment of right-of-use asset and lease liabilities	(4,691)	(3,188)	(676)
Fair value gain on derivative asset	—	(3,565)	(755)
Impairment/(Reversal)	296,776	(10,787)	(2,286)
Depreciation and amortization	129,116	196,028	41,536
Equipment written off	—	32,779	6,945
Imputed interest of lease liability	3,433	5,049	1,070
Interest income	(15,050)	(34,881)	(7,391)
Finance cost	516,241	766,932	162,503
Unrealized foreign losses/(gains) losses	4,779	(8,678)	(1,839)

Changes in operating assets and liabilities:
Trade receivables	(20,597,485)	(1,879,608)	(398,264)
Contract assets	(10,798,302)	18,261,184	3,869,305
Contract liabilities	(6,000)	2,581,199	546,922
Other receivables and prepayment	248,557	(1,654,273)	(350,518)
Inventories	216,091	66,681	14,129
Other payables and accrued liabilities	1,211,024	3,942,595	835,383
Trade payables	17,642,419	(15,473,486)	(3,278,628)
Income tax payable	(680,000)	(910,677)	(192,961)
Income tax refund	41,481	—	—
Net cash provided (used in)/by operating activities	(8,189,192)	3,991,344	845,711

Investing activities
Interest income	15,050	34,881	7,391
Purchase of plant and equipment	(1,106,030)	(3,789,561)	(802,958)
Net cash used in investing activities	(1,090,980)	(3,754,680)	(795,567)

Financing activities
Interest paid	(516,241)	(766,932)	(162,503)
Repayment of lease liabilities	(51,000)	(75,000)	(15,892)
Amount due (to)/from related parties	(197,697)	1,412,732	299,339
Proceeds from bank facility	5,749,222	3,616,009	766,185
Net cash provided by financing activities	4,984,284	4,186,809	887,129
Effect of exchange rate changes	12,315	10,902	2,312
Net (decrease)/increase in cash and cash equivalents	(4,295,887)	4,423,473	937,273
Cash and bank balances at beginning of year	8,231,746	5,600,147	1,186,598
Cash and bank balances at end of year	3,948,174	10,034,522	2,126,183

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

Founder Group Limited (the “Company”) was incorporated in the British Virgin Islands on May 18, 2023 with registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands while principal place of business of the Company at No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor, Malaysia.

The group structure which represents the operating subsidiaries and dormant companies as of the reporting date is as follow:

Details of the Company and its subsidiaries (collectively, the “Group”) are shown in the table below:

	Percentage of effective ownership
	June 30,
Name	Date of incorporation	2024	2023	Place of incorporation	Principal activities
		%	%
Founder Group Limited	May 18, 2023	—	—	British Virgin Islands	Holding company
Founder Energy Sdn. Bhd.	April 13, 2021	100	100	Malaysia	Business of renewable energy activities and related business and activities of holding companies
Founder Energy (Singapore) Pte Ltd	May 27, 2022	100	100	Singapore	Dormant
Founder Assets Sdn. Bhd.	September 21, 2022	100	100	Malaysia	Business in the investment of renewable energy project.

The Company provides engineering, procurement, construction and commissioning (“EPCC”) services for solar photovoltaic (“PV”) facilities in Malaysia primarily through Founder Energy Sdn. Bhd.

On April 13, 2021, Mr. Lee Seng Chi incorporate Founder Energy Sdn. Bhd. with 100% equity interest.

On August 25, 2021, Reservoir Energy Link Berhad acquired 51% equity interest in Founder Energy Sdn. Bhd. from Mr. Lee Seng Chi.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On May 27, 2022, the Company incorporate Founder Energy (Singapore) Pte Ltd with domicile in Singapore for future business expansion purpose in Singapore.

On September 21, 2022, the Company incorporate Founder Assets Sdn. Bhd. with domicile in Malaysia to carry out business in the investment of renewable energy project.

On May 18, 2023, Reservoir Energy Link Berhad and Mr. Lee Seng Chi incorporate Founder Group Limited with 51% and 49% equity interest, respectively.

On June 14, 2023, Founder Group Limited acquire 100% equity interest of Founder Energy Sdn. Bhd. from Reservoir Energy Link Berhad and Mr. Lee Seng Chi.

2	MATERIAL ACCOUNTING POLICY INFORMATION

BASIS OF PREPARATION

The unaudited interim consolidated financial statements have been prepared in accordance with the historical cost basis, except as disclosed in the accounting policies below, and are drawn up in accordance with the provisions of the International Accounting Standards (“IAS”) 34 Interim Financing Reporting as issued by the International Accounting Standards Board (“IASB”).

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ADOPTION OF NEW AND REVISED STANDARDS

At the date of authorization of those financial statements, our Company has not adopted the new and revised IFRS Accounting Standards and amendments to IFRS Accounting Standards that have been issued but are not yet effective to them. We do not anticipate that the adoption of these new and revised IFRS Accounting Standards pronouncements in future periods will have a material impact on our financial statements in the period of their initial adoption.

NEW AND REVISED IFRS IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied in advance the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) but are not yet effective for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Annual Improvements of IFRS Accounting Standards – Volume 11	1 January 2026
Amendments to IFRS 9 and IFRS 7 Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendment to IAS 21 Lack of Exchangeability	1 January 2025
Amendments to IFRS 10 and IFRS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

RECENTLY ADOPTED IFRS

The Group has adopted the following accounting standards and/or interpretations (including the consequential amendments, if any) that have been issued by the International Accounting Standards Board (IASB) for the current financial period:

IFRSs and/or IC Interpretations (Including The Consequential Amendments)	Effective Date
Amendment to IAS 1 Non-current Liabilities with Covenants	1 January 2024
Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements	1 January 2024
Amendment to IFRS 16 Lease Liability in a Sale and Leaseback	1 January 2024

BASIS OF CONSOLIDATION

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The combined financial statements incorporate the financial statements of the combined entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The combined financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the combined financial statements reflect external transactions only.

The net assets of the combined entities or businesses are combined using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control combination. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control combination, have been recognized directly in equity as part of the capital reserve.

The combined statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combined entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

CONVENIENCE TRANSLATION

Translations of amounts in the unaudited interim consolidated statements of financial position, unaudited interim consolidated statements of profit or loss and other comprehensive income and unaudited interim consolidated statement of cash flows from RM into USD as of and for the period ended June 30, 2024 are solely for the convenience of the reader. Unless otherwise noted, all translations from RM into USD for the six months ended June 30, 2024 were calculated at the noon buying rate of USD1 = RM4.71950, as published by Bank Negara Malaysia, or an average rate of USD1 = RM4.72715.

FINANCIAL ASSETS

Classification and measurement

The Group classifies its financial assets at fair value through other comprehensive income, fair value through profit and loss and amortized cost.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

1.	Financial assets at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

2.	Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

3.	Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified trade receivables, contract assets, other receivables and amounts due from related parties at amortized cost.

Impairment

The Company assesses at end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro-economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

FINANCIAL LIABILITIES

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s trade payables, other payables and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

PLANT AND EQUIPMENT

Plant and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Computer and Software	5 years straight line
Motor Vehicles	5 years straight line
Office Equipment	5 years straight line
Equipment and Tools	5 years straight line
Signboard	4 years straight line
Solar Asset Plant	4 years straight line
Office Renovation	4 years straight line
Mould	5 years straight line
Plant and Machinery	5 years straight line
Forklift	5 years straight line
Right-Of-Use Assets	Over term of lease

Assets under construction are not depreciated as these assets are not available for use.

Plant or equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising from derecognition of the asset, being the difference between the net disposal proceeds and the carrying amount, is recognized in profit or loss. The revaluation reserve included in equity is transferred directly to retained profits on retirement or disposal of the asset.

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is determined based on weighted average method and comprises the purchase price and incidentals incurred in bringing the inventories to their present location and condition.

Net realizable value represents the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Impairment of assets are reviewed at the end of each reporting period for impairment when there is an indication that the assets might be impaired. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. When the carrying amount of an asset exceeds its recoverable amount, the asset is written down to its recoverable amount and an impairment loss shall be recognized. The recoverable amount of an asset is the higher of the asset’s fair value less costs to sell and its value in use, which is measured by reference to discounted future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized in profit or loss.

When there is a change in the estimates used to determine the recoverable amount, a subsequent increase in the recoverable amount of an asset is treated as a reversal of the previous impairment loss and is recognized to the extent of the carrying amount of the asset that would have been determined (net of amortization and depreciation) had no impairment loss been recognized. The reversal is recognized in profit or loss immediately.

CONTRACT ASSETS AND LIABILITIES

Contract assets includes unbilled amounts resulting from performance obligation satisfied measured under input method. Contract assets are subsequently transferred to trade receivable upon satisfaction of billing milestone base on contract and entitlement to pay becomes unconditional. A contract asset is subject to impairment requirement of IFRS 9.

Contract liabilities include advance payments from customers that performance obligation yet to satisfied. A contract liabilities is stated at cost and represents the obligation of the Group to transfer goods or services to a customer for which consideration has been received (or the amount is due) from the customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

LEASES

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognizes a right-of-use asset and corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for low-value assets and short-term leases with 12 months or less. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line method over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use assets and the associated lease liabilities are presented as a separate line item in the statements of financial position.

The right-of-use asset is initially measured at cost. Cost includes the initial amount of the corresponding lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received.

The right-of-use asset is subsequently measured at cost less accumulated depreciation and any impairment losses, and adjustment for any remeasurement of the lease liability. The depreciation starts from the commencement date of the lease. If the lease transfers ownership of the underlying asset to the Group or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is subsequently measured at amortised cost using the effective interest method. It is remeasured when there is a change in the future lease payments (other than lease modification that is not accounted for as a separate lease) with the corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognized in profit or loss if the carrying amount has been reduced to zero.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of past events, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate of the amount can be made. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the provision is the present value of the estimated expenditure required to settle the obligation. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense in profit or loss.

REVENUE RECOGNITION

The Group accounts for its revenue under IFRS 15 Revenue from Contracts with Customers. (“IFRS 15”) The five-step model defined by IFRS 15 requires the Company to:

(1)	identify its contracts with customers;

(2)	identify its performance obligations under those contracts;

(3)	determine the transaction prices of those contracts;

(4)	allocate the transaction prices to its performance obligations in those contracts; and

(5)	recognise revenue when each performance obligation under those contracts is satisfied. Revenue recognized when promised goods and services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed oi determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered goods or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Group performs; or

-	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance complete to date.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

REVENUE RECOGNITION (cont.)

The Group recognises revenue from the following major sources:

(i)	Large-scale solar projects (“LSS”)

LSS are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

(ii)	Commercial and industrial (“C&I”) solar projects

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Rendering of Services

Revenue from providing product and services related to renewable energy services industry is recognized over time in the year in which the services are rendered using input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

A receivable is recognized when the services are rendered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due. If the services rendered exceed the payment received, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.

Sale of Goods

Revenue is recognized at a point in time when the goods have been delivered to the customer and upon its acceptance, and it is probable that the Group will collect the considerations to which it would be entitled to in exchange for the goods sold.

The Company generally provides standard warranties to its customers, from date of delivery cost or satisfactory completion of the project. There is no warranty claim historically.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash in hand, bank balances, fixed deposits, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with original maturity periods of three months or less. For the purpose of the statement of cash flows, cash and cash equivalents are presented net of bank overdrafts.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

INCOME TAX

Current tax assets and liabilities are the expected amount of income tax recoverable or payable to the taxation authorities, measured using tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period and are recognized in profit or loss except to the extent that the tax relates to items recognized outside profit or loss (either in other comprehensive income or directly in equity).

Deferred taxes are recognized using the liability method for temporary differences other than those that arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the period.

Deferred tax assets are recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and unused tax credits can be utilised. The carrying amounts of deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that the related tax benefits will be realized.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

INCOME TAX (cont.)

Current and deferred tax items are recognized in correlation to the underlying transactions either in profit or loss, other comprehensive income or directly in equity.

Current tax assets and liabilities or deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity (or on different tax entities but they intend to settle current tax assets and liabilities on a net basis) and the same taxation authority.

FOREIGN CURRENCY TRANSACTIONS

The functional currency used by the Company is the Malaysia Ringgit. Consequently, operations in currencies other than the Malaysia Ringgit are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

EARNINGS PER SHARE

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of June 30, 2024, and 2023.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Impairment of Trade Receivables and Contract Assets

The Group uses the simplified approach to estimate a lifetime expected credit loss allowance for all trade receivables and contract assets. The contract assets are grouped with trade receivables for impairment assessment because they have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group develops the expected loss rates based on the payment profiles of past sales and the corresponding historical credit losses, and adjusts for qualitative and quantitative reasonable and supportable forward-looking information. If the expectation is different from the estimation, such difference will impact the carrying value of trade receivables and contract assets.

Contract Revenue Recognition

Revenue from providing product and services related to renewable energy services industry is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties. The Group applied judgement and assumptions significantly affects the determination of the amount and the timing of revenue recognized from contract with customers for commercial & industrial and large scale solar. The Group measures the performance of service work done by comparing the actual costs incurred with the estimated total costs required to complete the services. Significant judgements are required to estimate the total contract costs to complete. In making these estimate, management relied on estimates and also on past experience of completed projects. A change in estimate will directly affect the revenue to be recognized.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont.)

Acquisitions of assets and businesses accounted under common control

The acquisition of entities, businesses or assets under common control are accounted for in accordance with merger accounting.

The combined financial statements incorporate the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

The combined financial statements have prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All intra-group balances, transactions, income and expenses are eliminated in full on combination and the combined financial statements reflect external transactions only.

The net assets of the combining entities or businesses are combined using the existing carrying amounts from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over the acquisition cost at the time of common control combination. All differences between the cost of acquisition (fair value of consideration paid) and the amounts at which the assets and liabilities are recorded, arising from common control combination, have been recognized directly in equity as part of the capital reserve.

The combined statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

4	ACQUISITION OF FOUNDER ENERGY SDN. BHD. AT DISCOUNT UNDER COMMON CONTROL

On June 14, 2023, Founder Group Limited acquired 100% equity interests of Founder Energy Sdn. Bhd. from Reservoir Energy Link Berhad and Mr. Lee Seng Chi under common control. The Company accounted the transaction as following:

	RM	Convenience Translation USD
Obligation assumed by the Company	4	1
Book value of Share Capital of Founder Energy Sdn. Bhd.	(1,300,000)	(294,583)
Bargain purchase accounted as merger reserve in equity	1,299,996	294,582

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5	ACQUISITION OF ASSETS AND BUSINESS FROM SOLAR BINA ENGINEERING SDN. BHD. AT DISCOUNT UNDER COMMON CONTROL

On July 31, 2021, Founder Energy Sdn. Bhd. entered into a Business and Asset Transfer Agreement with Solar Bina Engineering Sdn. Bhd., a common control entity owned and controlled by Mr. Lee Seng Chi, acquiring a variety of fixed assets and inventory at the net asset value as define in aforementioned agreement.

In addition to assets, Founder Energy Sdn. Bhd. acquired renewable energy, mounting structure system, building structural design and installation, solar system installation services and project management business from Solar Bina Engineering Sdn. Bhd.

The net asset value of transferred inventory and other assets by Solar Bina Engineering Sdn Bhd. as of January 1, 2021 amounted to RM1,375,507, whereas the net asset value of inventory and other assets as of July 31, 2021 amounted to RM1,020,236, which is also the amount of consideration stipulated in said agreement. As such, the Company accounted for the bargain purchase, as other reserve in equity amounting to RM355,271.

Business transferred from Solar Bina Engineering Sdn Bhd., resulted in a loss of RM49,722, which Founder Energy Sdn Bhd. acquired without consideration. As such, the Company accounted for the bargain purchase, as other reserve in equity amounting to RM49,722.

The consideration, amounting to RM1,020,236, was made in cash, with payment being completed by Founder Energy Sdn. Bhd. to Solar Bina Engineering Sdn. Bhd. in the year 2021.

The Company account the acquisition of assets and business under common control similarly to business combination under common control, measured at book value of transferring entity tabled as following:

	RM	Convenience Translation USD
Acquisition of assets from Solar Bina Engineering Sdn. Bhd.
Computer and Software	44,171	10,009
Motor Vehicle	14,746	3,342
Office Equipment	30,800	6,979
Mould	8,502	1,927
Plant and Machinery	691,187	156,625
Forklift	45,800	10,378
Inventory	540,301	122,434
Total fixed assets acquired from Solar Bina Engineering Sdn. Bhd.	1,375,507	311,694
Consideration transferred by Founder Energy Sdn. Bhd.	(1,020,236)	(231,189)
Bargain purchase accounted as other reserve in equity	355,271	80,505

Acquisition of business from Solar Bina Engineering Sdn. Bhd.
Sales	20,268	4,593
Staff Costs	(69,990)	(15,860)
Net loss absorbed by Solar Bina Engineering Sdn. Bhd. accounted as other reserve in equity	(49,722)	(11,267)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6	PLANT AND EQUIPMENT

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Plant and equipment, at cost
Computer and Software	223,714	227,164	48,133
Motor Vehicles	79,747	79,746	16,897
Office Equipment	39,318	43,558	9,229
Equipment and Tools	33,389	58,189	12,329
Signboard	7,180	7,180	1,521
Office Renovation	41,500	41,500	8,793
Solar Asset Plant	1,320,000	1,282,500	271,745
Solar Asset Under Construction	—	3,757,071	796,074
Plant and Machinery	705,569	705,569	149,501
Forklift	45,800	45,800	9,704
Total plant and equipment	2,496,216	6,248,277	1,323,926
Less: Accumulated depreciation	(834,667)	(959,441)	(203,292)
Less: Equipment written off	—	(32,779)	(6,945)
Total property, plant and equipment, net	1,661,549	5,256,057	1,113,689

Depreciation expenses, class under cost of sale	20,952	32,484	6,883
Depreciation expenses, class separately from cost of sale	183,787	92,290	19,555
Total depreciation expenses	204,739	124,774	26,438

Investment in plant and equipment:
Computer and Software	75,450	3,450	731
Office Equipment	3,930	4,240	898
Equipment and Tools	—	24,800	5,255
Office Renovation	41,500	—	—
Solar Asset Plant	1,320,000	—	—
Solar Asset Under Construction	—	3,757,071	796,074
Plant and Machinery	14,382	—	—
Total	1,455,262	3,789,561	802,958

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7	RIGHT-OF-USE ASSETS

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Right-Of-Use Assets
Balance brought forward	141,572	213,761	45,293
Less: Amortization	(118,444)	(71,253)	(15,098)
Termination of right-of-use asset	(94,381)	(142,508)	(30,195)
Add: New lease recognized	285,014	—	—
Balance carried forward	213,761	—	—

Lease Liability
Balance brought forward	146,640	215,647	45,693
Add: Imputed interest	9,066	5,049	1,070
Less: Principal repayment	(126,000)	(75,000)	(15,892)
Termination of lease liability	(99,073)	(145,696)	(30,871)
Add: New lease recognized	285,014	—	—
Balance carried forward	215,647	—	—

Lease liability current portion	141,699	—	—
Lease liability non-current portion	73,948	—	—

Maturities of Lease
Year ending June 30, 2025		—	—
Total		—	—

On June 1, 2023, Founder Energy Sdn. Bhd. renewed its Tenancy Agreement with Mr. Lee Seng Chi pertaining to the rental of our principal office for another year with option to renew for additional year with monthly rental amounted RM12,500 payable in advance.

The extension options for lease of office premise has not been included in lease liabilities because the Group has not renew the lease rental.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8	CONTRACT ASSETS AND CONTRACT LIABILITIES

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Contract Assets
Contract cost	128,952,000	149,198,865	31,613,277
Contract margin	22,018,596	23,024,089	4,878,502
Contract revenue recognized	150,970,596	172,222,954	36,491,779
Less: Bill to trade receivables	(100,687,277)	(139,241,813)	(29,503,509)
Contract assets carried forward	50,283,319	32,981,141	6,988,270
Contract cost assets	959,005	—	—
Less: Provision for impairment loss	(296,776)	(285,989)	(60,597)
Balance carried forward	50,945,548	32,695,152	6,927,673

Increase/(Decrease) in contract assets	32,709,220	(18,261,184)	(3,869,305)
Decrease in provision for impairment loss	(296,776)	10,787	2,286

Contract Liabilities
Balance brought forward	806,058	—	—
Add: Deposits and prepayment from customer	(800,058)	2,581,199	546,922
Adjustment for unrealized foreign exchange movement	12,070	—	—
Adjustment to other payables	(18,070)	—	—
Balance carries forward	—	2,581,199	546,922

(Decrease)/Increase in contract liabilities	(806,058)	2,581,199	546,922

Significant decrease in contract assets for the period ended June 30, 2024 primarily due to a decrease in unbilled revenue related to the satisfaction of performance obligation in excess of amounts billed to customers.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9	TRADE RECEIVABLES AND TRADE PAYABLES

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Non-Current
Project retention receivables	2,665,887	3,187,881	675,470

Current
Trade receivables	12,156,133	12,012,227	2,545,232
Accrued revenue	47,499	222,932	47,236
Project retention receivables	698,429	422,212	89,462
Accrued liquidated ascertained damages to Sub-contractor	408,980	2,011,284	426,165
Less: Provision for expected credit loss	(27,549)	(27,549)	(5,837)
Total trade receivables	15,949,379	17,828,987	3,777,728

Increase in total trade receivables	11,922,137	1,879,608	398,264

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Trade payables	37,268,115	21,337,719	4,521,182
Project retention payable	1,150,758	1,607,668	340,644
Total trade payables	38,418,873	22,945,387	4,861,826

Increase/(Decrease) in total trade payables	19,827,253	(15,473,486)	(3,278,628)

10	INVENTORIES

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Inventories	1,863,933	1,797,252	380,814

The amount of inventories recognized as an expense in cost of sales of the Group was RM28,212,121 (USD5,977,777) (June 30, 2023: RM60,676,876).

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	AMOUNT DUE FROM/(TO) RELATED PARTIES

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Amount due from Solar Bina Engineering Sdn. Bhd.	1,119,848	24,727	5,239
Amount due from RL Sunseap Energy Sdn. Bhd.	256,256	433,752	91,906
Amount due from Reservoir Link Energy Bhd.	1,831,054	180,092	38,159
Amount due from Reservoir Link Renewable Sdn. Bhd.	—	659,863	139,817
Amount due from Sunseap Energy (Malaysia) Sdn. Bhd.	—	367,969	77,968
Amount due from related parties	3,207,158	1,666,403	353,089

Amount due to Reservoir Link Energy Bhd.	2,474,525	2,372,290	169
Amount due to Reservoir Link Sdn. Bhd.	285,388	258,804	502,657
Amount due to Solar Bina Engineering Sdn. Bhd.	—	795	54,837
Amount due to related parties	2,759,913	2,631,889	557,663

Both amount due to and from related parties on an on-demand basis. Other than amount due to and from related parties that is trade nature, amount due to and from related parties subject to interest rate of BLR + 1.5% per annum.

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Solar Bina Engineering Sdn. Bhd.	An entity controlled by our Chief Executive Officer and Director Mr. Lee Seng Chi
Reservoir Link Energy Bhd.	Our largest shareholder
Reservoir Link Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Reservoir Link Renewable Sdn. Bhd.	An entity controlled by Reservoir Link Energy Bhd.
Lee Seng Chi	Our Chief Executive Officer and Director
RL Sunseap Energy Sdn. Bhd.	Related company with Reservoir Link Energy Bhd.
Thien Chiet Chai	A director of certain of our related parties, including Reservoir Link Energy Bhd., Reservoir Link Renewable Sdn. Bhd., and RL Sunseap Energy Sdn. Bhd.

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Rental payment to Mr. Lee Seng Chi	51,000	75,000	15,892

Revenue from Solar Bina Engineering Sdn. Bhd.	1,310,409	74,034	15,687
Revenue from Reservoir Link Energy Bhd.	—	138,170	29,276
Revenue from RL Sunseap Energy Sdn. Bhd.	1,102,528	1,000,483	211,989
Revenue from Reservoir Link Renewable Sdn. Bhd.	96,066	(145,493)	(30,828)
Total revenue from related parties	2,509,003	1,067,194	226,124

Expenses charged to Reservoir Link Energy Bhd.	37,521	50,188	10,634
Expenses charged to Reservoir Link Sdn. Bhd.	—	26,583	5,633
	37,521	76,771	16,267

Expenses charged by Reservoir Link Energy Berhad	49,367	56,441	11,959

Finance cost charged by Reservoir Link Energy Bhd.	90,618	90,097	19,090
Finance cost charged by Reservoir Link Sdn. Bhd.	63,865	—	—
Finance cost charged by related parties	154,483	90,097	19,090
Purchases from Reservoir Link Renewable Sdn. Bhd.	—	1,799	381

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11	AMOUNT DUE FROM/(TO) RELATED PARTIES (Cont.)

The related party transactions mainly derived from the sales of renewable energy products and services, recharge of expenses, interest charged for advances and management fees.

In the six months period ended June 30, 2024 and 2023, recharge of expenses, interest charged and management fees charged by Reservoir Link Energy Bhd. and Reservoir Link Sdn. Bhd. represent expenses paid on behalf of the Group and interest charged for funds advanced to the Group.

Significant related party transaction with Solar Bina Engineering Sdn. Bhd. was due to contract secured via Solar Bina Engineering Sdn. Bhd. for supply of mounting structure, where the customer is unable to novate the contract from Solar Bina Engineering Sdn. Bhd. to the Group.

The Group was appointed as contractor by RL Sunseap Energy Sdn. Bhd. for the sales of renewable energy products and services.

The Group was appointed as contractor by Reservoir Link Renewable Sdn. Bhd. for the sales of renewable energy products and services.

12	OTHER RECEIVABLES AND PREPAYMENT AND OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Other Receivables
Project deposits	252,490	242,830	51,452
Prepayment to supplier	1,843,652	2,940,669	623,089
Other receivables	813,020	2,190,242	464,084
Other deposits	1,448,882	638,575	135,306
	4,358,044	6,012,316	1,273,931

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Other Payables
Accrued staff cost	349,035	326,797	69,244
Other payables	782,911	4,841,645	1,025,881
Prepayment from customer	134,194	2,794	592
	1,266,140	5,171,236	1,095,717

13	BANK BORROWINGS

	Capacity	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	RM	Convenience Translation USD
Line of Credit
Ambank Islamic Bank – Domestic Recourse Factoring, at Base Financing Rate – 1%	10,000,000	1,324,110	2,523,108	534,614
Ambank Islamic Bank – Invoice Financing, at Base Financing Rate	20,000,000	6,935,623	9,744,320	2,064,693
Ambank Islamic Bank – Banker Acceptance, at Islamic Interbank Discounting Rate + 1.50%	10,200,000	5,243,619	6,488,539	1,374,836
Ambank Islamic Bank – Invoice Financing, at Base Financing Rate		4,413,485	—	—
CIMB Islamic Bank – Accepted Bills, at Accepted Bills + 1.50%	8,000,000	3,371,782	—	—
CIMB Islamic Bank – Multi Currency Trade Financing-i, at Cost of Funds + 1.5%		1,421,601	7,448,477	1,578,234
Sunway SCF Sdn Bhd. – Invoice Factoring	—	1,056,440	—	—
Ambank Islamic Bank – Term Financing, at Base Financing Rate – 1%	—	455,000	633,686	134,270
Ambank Islamic Bank – Term Financing, at Base Financing Rate – 1%	—	487,456	1,486,996	315,075
	56,100,000	24,709,116	28,325,126	6,001,722

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13	BANK BORROWINGS (cont.)

The maturities schedule is as follow:

Twelve months ending June 30,

	RM	Convenience Translation USD
Maturities
2025	26,307,249	5,574,160
2026	156,780	33,220
2027	156,780	33,220
2028	156,780	33,220
2029	1,547,537	327,902
Total	28,325,126	6,001,722

The term loans are secured by bank loan assignment over an insurance policy for directors of the Group.

14	RESERVES

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Bargain purchases from acquisition of Founder Energy Sdn. Bhd. under common control accounted as merger reserve	1,299,996	1,299,996	275,452
Bargain purchase from acquisition of plant, equipment and inventory from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	355,271	355,271	75,277
Bargain purchase from acquisition of business from Solar Bina Engineering Sdn. Bhd. under common control accounted as other reserve	49,722	49,722	10,536
	1,704,989	1,704,989	361,265

15	REVENUE

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Revenue from contract services	42,724,877	21,776,845	4,614,228
Revenue from sales of goods	23,492,766	7,595,546	1,609,396
Revenue from contract services – related party	2,509,003	1,067,194	226,124
Revenue from sales of goods – related party	—	—	—
	68,726,646	30,439,585	6,449,748

Timing of revenue recognition:
Point in time	23,492,766	7,595,546	1,609,396
Over time	45,233,880	22,844,039	4,840,352
	68,726,646	30,439,585	6,449,748

Unsatisfied performance obligation	38,147,362	36,756,234	7,788,163

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories.

Unsatisfied performance obligation was duly satisfied and recognized as revenue within 12 months after the reporting year end, respectively. Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of parts and accessories.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16	COST OF SALE

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Material Cost	31,265,416	9,968,658	2,112,228
Construction Cost	23,668,446	14,022,382	2,971,158
Staff Cost	1,687,762	2,166,300	459,010
Logistic Cost	704,317	722,336	153,054
Tools & Machinery	318,866	114,303	24,219
Miscellaneous	3,032,069	1,185,657	251,225
Depreciation	—	32,485	6,883
Total cost of sale	60,676,876	28,212,121	5,977,777

Included in Cost of Sale of the Group is related party transactions amounting to RM1,095,340 (USD232,088) (30 June 2023: RM1,912,129).

17	EMPLOYEES SALARY AND RELATED COSTS

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Director salaries	296,259	336,589	71,319
Admin salaries	1,126,817	1,476,661	312,885
Technical staff salaries	1,443,137	1,906,227	403,904
Total	2,866,213	3,719,477	788,108

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Director related expenses	7,053	47,360	10,035
Admin related expenses	69,965	214,660	45,484
Technical staff related expenses	164,535	263,395	55,810
Total	241,553	525,415	111,329

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18	INCOME TAX EXPENSES

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	RM	RM	Convenience Translation USD
Net income/(loss) before taxes	3,602,419	(1,881,960)	(398,764)
Adjustment for temporary differences	622,146	—	—
Adjustment for permanent differences	(215,648)	130,416	36,280
Taxable income	4,008,917	(1,751,411)	(362,484)

Tax rate	24%	24%	24%
Tax expenses	962,140	(420,371)	(86,996)
Under provision of income tax expense in prior years	—	250,233	50,946
Changes in deferred tax	149,315	—	—
Tax payable for the year	1,111,455	(170,138)	(36,050)
Tax payment	(680,000)	(910,677)	(192,961)
Tax refund	41,481	—	—
Tax payable brought forward	157,293	1,714,168	363,210
Tax payable carry forward	630,229	633,353	134,199

19	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	As of June 30, 2023 (Unaudited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Cash and bank balances	3,948,174	10,034,522	2,126,183

Financial assets at amortized cost
Contract assets	29,034,631	32,695,152	6,927,673
Trade receivables	24,327,951	17,828,987	3,777,728
Other receivables	1,272,044	2,512,817	532,433
Amount due from related parties	439,062	1,666,403	353,089

Financial liabilities at amortized cost
Trade payables	(36,243,039)	(22,945,387)	(4,861,826)
Contract liabilities	(800,058)	(2,581,199)	(546,922)
Other payables & accrued liabilities	(1,431,059)	(5,171,236)	(1,095,717)
Bank and other borrowings	(10,130,735)	(28,325,126)	(6,001,722)
Lease liabilities	(285,014)	—	—
Amount due to related parties	(2,543,258)	(2,631,889)	(557,663)
	7,597,699	3,083,044	653,256

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Renminbi (“RMB”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

19	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

Interest Rate Risk

We are exposed to interest rate risk as we have bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in Note 13 to the financial statements. We currently do not have an interest rate hedging policy.

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through certain committed credit facilities.

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. We include within net debt, loans, and borrowings from financial institutions. Capital includes equity attributable to the owners of the parent and non-controlling interest.

20	CONCENTRATION OF RISK

Customer Concentration

For the six months period ended June 30, 2024, the Company generated total revenue of RM30,439,585, of which four customers accounted for more than 10% of the Company’s total revenue.

For the six months period ended June 30, 2023, the Company generated total revenue of RM68,726,646, of which three customers accounted for more than 10% of the Company’s total revenue.

	For the six months ended June 30 (Unaudited)
	2024	2023	2024	2023	2024	2023
	Revenues		Percentage of revenues		Trade receivables
	RM	RM	%	%	RM	RM
Customer A	9,467,487	—	31.10	—	2,043,279	—
Customer B	6,570,203	359,994	21.58	0.52	6,022,475	809,922
Customer C	5,842,660	600,360	19.19	0.87	6,543	574,103
Customer D	3,503,863	—	11.51	—	2,033,500
Customer E	—	32,301,155	—	47.00	—	12,354,912
Customer F	—	11,413,371	—	16.61	—	6,751,137
Customer G	—	9,626,039	—	14.01	—	2,040,547
Others	5,055,372	14,425,727	16.62	20.99	7,723,190	1,797,330
Total	30,439,585	68,726,646	100.00	100.00	17,828,987	24,327,951

Vendor Concentration

For the six months period ended June 30, 2024, the Company incurred cost of sale of RM28,212,121, of which one vendor accounted for more than 10% of the Company’s total cost of sale.

For the six months period ended June 30, 2023, the Company incurred cost of sale of RM60,676,876, of which two vendors accounted for more than 10% of the Company’s total cost of sale.

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

20	CONCENTRATION OF RISK (cont.)

	For periods ended June 30 (Unaudited)
	2024	2023	2024	2023	2024	2023
	Cost of sale		Percentage of cost of sale		Trade payables
	RM	RM	%	%	RM	RM
Vendor A	7,719,316	18,394,969	27.36	30.32	6,964,972	15,596,713
Vendor B	442,394	6,104,689	1.57	10.06	474,111	2,604,001
Others	20,050,411	36,177,218	71.07	59.62	15,506,304	18,033,325
Total	28,212,121	60,676,876	100.00	100.00	22,945,387	36,234,039

21	SEGMENT REPORTING

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved supply and selling of solar mounting structures and accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in our disclosed financial reports.

	As of June 30, 2023 (Unaudited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	42,672,322	18,705,854	3,963,525
Commercial & Industrial Contract Services	2,561,558	4,075,825	863,613
Large Scale Solar Sales of Goods	21,289,014	5,746,020	1,217,506
Commercial & Industrial Sales of Goods	2,203,752	1,911,886	405,104
Total revenue	68,726,646	30,439,585	6,449,748

Cost of Sales
Large Scale Solar Contract Services	(37,266,670)	(18,266,261)	(3,870,381)
Commercial & Industrial Contract Services	(2,444,714)	(3,140,653)	(665,462)
Large Scale Solar Sales of Goods	(19,003,092)	(5,064,522)	(1,073,106)
Commercial & Industrial Sales of Goods	(1,962,400)	(1,740,685)	(368,828)
Total cost of sales	(60,676,876)	(28,212,121)	(5,977,777)

Large Scale Solar Gross profit	7,691,574	1,121,091	237,544
Commercial & Industrial Gross profit	358,196	1,106,373	234,427
Total gross profit	8,049,770	2,227,464	471,971
Selling and administrative expenses	(3,981,104)	(3,454,946)	(732,060)
Selling and administrative expenses to related parties	(49,367)	(56,441)	(11,959)
Income from operations before income tax	4,019,299	(1,283,923)	(272,048)

FOUNDER GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

21	SEGMENT REPORTING (cont.)

	As of June 30, 2023 (Unaudited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	50,216,596	45,971,476	9,740,751
Commercial & Industrial segment	5,507,831	12,822,360	2,716,890
Total of reportable segments	55,724,427	58,793,836	12,457,641
Corporate and other	6,625,770	16,574,418	3,511,901
Consolidated total assets	62,350,197	75,368,254	15,969,542

Total liabilities	RM	RM	Convenience Translation USD
Large Scale Solar segment	34,183,543	19,492,205	4,130,142
Commercial & Industrial segment	3,840,553	6,034,381	1,278,606
Total of reportable segments	38,024,096	25,526,586	5,408,748
Corporate and other	14,030,296	36,761,604	7,789,301
Consolidated total liabilities	52,054,382	62,288,190	13,198,049

23	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

For the details on future minimum lease payments under the non-cancelable operating leases as of June 30, 2024, please refer to a section headed “operating lease right-of-use assets and operating lease liabilities” set forth in the Notes to the Unaudited Interim Condensed Consolidated Financial Statements.

Capital commitments

Capital expenditure as at the end of the reporting period is as follows:

	As of December 31, 2023 (Audited)	As of June 30, 2024 (Unaudited)	As of June 30, 2024 (Unaudited)
	RM	RM	Convenience Translation USD
Capital expenditure	—	3,381,363	716,466

24	SUBSEQUENT EVENTS

The Group has assessed all subsequent events through December 9, 2024, which is the date that these unaudited interim condensed financial statements are issued. Other than the following, there are no further material subsequent events that require disclosure in these unaudited interim condensed financial statements.

(a)	Completion of public offering

On October 24, 2024, the Group closed its initial public offering (“IPO”) of 1,218,750 ordinary shares, no par value. The Group completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-281167), which was initially filed with the U.S. Securities and Exchange Commission (“the SEC”) on August 1, 2024, as amended, and declared effective by the SEC on September 30, 2024. The ordinary shares were priced at USD4.00 per share, and the offering was conducted on a firm commitment basis. The ordinary shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FGL” on October 23, 2024.

In connection with the IPO, the Group entered into an underwriting agreement, dated October 22, 2024 with US Tiger Securities, Inc. (“the underwriters”) that granted the underwriters a 45-day option (“the “Over-Allotment Option”) to purchase up to an additional 182,813 ordinary shares at the initial public offering price, less underwriting discounts. On October 30, 2024, the underwriter exercised its over-allotment option to purchase 2,813 ordinary shares at USD4.00 per share.